AmerAlia, Inc.
3200 County Road 31 Rifle, CO 81650 Telephone: (720) 876 2373 Facsimile: (720) 876 2374

October 7, 2009

Mr. Chris White
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Attention:         Mr. Bob Carroll

Gentlemen,

Re:	AmerAlia, Inc.
Form 10-KSB for the year ended June 30, 2008
Form 10-Q for the Quarter ended September 30, 2008
File No. 0-15474

I refer to your letter to us dated September 16, 2009 and the conversation Mr. Carroll had with our attorney, Michael. Weiner of Dorsey & Whitney LLP.

For some time, we have been holding discussions with Sentient regarding a restructuring of our respective holdings in NSHI.  Last week, we received a draft exchange agreement from Sentient.  If this agreement is implemented, AmerAlia will hold at least a majority ownership of NSHI and Sentient will receive additional common shares of AmerAlia in exchange for some or all of its NSHI shares.  Both AmerAlia and Sentient wish to finalize this agreement as soon as possible and we anticipate signing this agreement by the end of October.  Closing this agreement will require the approval of the shareholders to increase AmerAlia’s authorized share capital so that AmerAlia will have the requisite number of common shares to issue to Sentient in the exchange.  We anticipate holding the shareholders meeting before the end of the year.

Please call Mr. Weiner or me with any questions or comments.

Sincerely

/s/ Robert van Mourik
CHIEF FINANCIAL OFFICER